Mail Stop 3561

August 30, 2006

Mr. Edward A. Stern
Chief Financial Officer
180 Van Riper Avenue
Elmwood Park, New Jersey 07407

> **Re:** **Kreisler Manufacturing Corporation**
> **Form 10-KSB for the year ended June 30, 2005**
> **Filed December 28, 2005**
> **File No. 000-04036**

Dear Mr. Stern:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief